SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: December 10, 2007

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                   No     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                   No     X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X

Acquisition of Two Entities; Facility Agreement; Execute Contracts for Four Entities

As previously announced in a press release dated August 14, 2007, with respect to the acquisition of the entities that hold rights to two shipbuilding contracts for the construction of two capesize vessels, on December 10, 2007 Navios entered into definitive documentation for such acquisitions. Part of the purchase price ($20.0 million) was paid through the issuance of 1,397,624 shares of Navios common stock. In order to finance the construction of the two capesize vessels, the newly acquired entities, with Navios acting as a guarantor, entered into a Facility Agreement dated December 11, 2007 for a loan amount up to $154.0 million. The Facility Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, Navios entered on December 12, 2007 into definitive documentation for the acquisition of the entities that hold rights in four shipbuilding contracts for the construction of two capesize vessels that have been previously announced on October 29, 2007.

This information contained in this Report is hereby incorporated by reference into the Navios Registration Statements on Form F-3, File Nos. 333-136936, 333-129382 and 333-141872 and on Form S-8, File No. 333-147186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.
By: /s/ Angeliki Frangou Angeliki Frangou Chief Executive Officer Date: December 18, 2007

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Facility Agreement dated December 11, 2007.